FOR IMMEDIATE RELEASE

WAKE FOREST, NC – (February 11, 2020) – Global Foods Group, LLC

Global Foods Group, LLC, provider of Jaca™, a new healthy sugar, today announced an addition to the Company's Senior Leadership Council.

"We are pleased to announce that Mr. Brandon Dermody has joined Global Foods Group's Leadership Council as we promote efforts to patent our 'Sweet Spot' Voucher System for the distribution of Jaca into impoverished communities", said Pete Ferrari, President of Global Foods Group, LLC.

Mr. Dermody has been the Managing Partner of the Southern Group's South Carolina office for more than 15 years. Brandon's areas of expertise include; healthcare, agriculture, appropriations, banking and finance, economic and business development, local government, lottery, policy, public and private partnerships, sports and entertainment, strategic planning, and, transportation.

Early in his career, Mr. Dermody served as special assistant to U.S. Senator Rick Santorum. In this capacity, his duties ranged from constituent services to economic development. Brandon helped organize the U.S. District Court Appointments for Pennsylvania and developed the Eastern Pennsylvania community outreach program to complement the 1996 Medicaid Reform Bill co-authored by Senator Santorum. Later, Mr. Dermody was a Senior Manager of Government and Regulatory Affairs for AmeriHealth Mercy Health Plan for seven years before assuming the role of Senior Director of Government Affairs for Select Health of South Carolina.

It is exactly Mr. Dermody's proficiency within the healthcare industry that is already yielding quantifiable results as GFG seeks to architect and deploy it's "Sweet Spot" Voucher System that will put Jaca directly into the hands of higher risk individuals in inner cities and low-income communities. "As healthcare companies face a **$1.72 trillion dollar per year** problem concerning obesity and obesity related illnesses,

we believe that we can move the needle and improve their standards of care by helping them more proactively manage customer cases during a transition off of toxic sugar and onto Jaca. More importantly, we can save lives and increase the quality of life for families," said Ferrari.

Mr. Dermody received a BA in political science and a minor in Russian linguistics from Florida State University and studied abroad at St. Petersburg University in Russia. Brandon also earned his PAHM certification from the Academy for Health Care Management.

About Global Foods Group, LLC and Jaca™

Global Foods Group, LLC is positioned to become the leading provider of a new, healthy, sugar called **Jaca™** to the world. GFG will be the first to introduce to the U.S. market, on a significant scale, this history making ingredient. By using this rare and healthy sugar as the catalyst, GFG will engage in a morally obligated effort to save humankind – one person at a time. GFG's singular focus will be to eviscerate entirely the presence of toxic, malignant, poisonous sugar.

Jaca™ will dethrone traditional sucrose as the apex sugar, freeing people to make the healthy choice, enjoying the delicious sweetness and texture they love without having to settle. This is the sugar that everyone should have had all along.

Jaca™ is the first natural sugar clinically proven to support weight management and body fat reduction with 90% less Calories than Traditional Sugar, Zero Net Carbs & Zero Glycemic Index. It is completely healthy for Type 1 Diabetics. Jaca is the only non-GMO Certified and Tested, Keto Approved, FODMAP Friendly, Kosher, Halal and naturally Vegan, Gluten-free, Grain-free, Soy-free and Cholesterol-free sugar. It contains **no chemicals**. Jaca is unique and, per the FDA, does not need to be included on the Nutrition Facts label as a Sugar or Added Sugar.